Letterhead of Piper Jaffray & Co.

August 14, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Crocs, Inc.
  Registration Statement on Form S-1

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), we, the representatives of the underwriters (the "Representatives"), hereby join in the request of Crocs, Inc. (the "Registrant"), for the acceleration of the effective date of the Registrant's Registration Statement on Form S-1 (File No. 333-134481)(the "Registration Statement"), relating to a public offering of shares of the Registrant's common stock, par value $0.001 per share, so that the Registration Statement may be declared effective at 4 P.M., E.S.T., on August 16, 2006, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

        Additionally, we hereby advise you that the Preliminary Prospectus dated August 7, 2006, was distributed by the Representatives approximately as follows:

50	copies to anticipated underwriters
1,350	copies to institutional investors
70	copies to others

        Total: 1470

        The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,
Piper Jaffray & Co. Thomas Weisel Partners LLC As representatives of the several underwriters
By:	Piper Jaffray & Co.
By:	/s/ MICHAEL J. HOFFMAN
Name:	Michael J. Hoffman
Title:	Managing Director